Exhibit 17.1
James Dilger

December 28, 2012

Board of Directors
Nova Mining Corporation

Gentlemen:

I hereby resign my positions as President, Chief Executive Officer, Chief Financial Officer and Director of Nova Mining Corporation, effective December 31, 2012 at 5:00 PM New York time.  The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ James Dilger
James Dilger